67 Etna Road

Lebanon, New Hampshire 03766

March 22, 2013

VIA EDGAR AND

OVERNIGHT DELIVERY

Mr. Craig E. Slivka

Ms. Pamela A. Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Mascoma Corporation/Application For Withdrawal on Form RW for

Registration Statement on Form S-1 (File No. 333-176881)

Ladies and Gentlemen:

On September 16, 2011, Mascoma Corporation, a Delaware corporation (the “Company”), filed Registration Statement No. 333-176881 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

Pursuant to Rule 418, the Company requests that all materials provided supplementally to the Staff be returned to the Company. In addition, the Company requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

U.S. Securities and Exchange Commission

March 22, 2013

If you have any questions regarding this letter, please contact the Company’s legal counsel, Michael J. Minahan, Esq., of Goodwin Procter LLP, at (617) 570-1021.

Sincerely,

MASCOMA CORPORATION

By:	/s/ David A. Arkowitz
David A. Arkowitz
Chief Financial Officer

cc:	Era Anagnosti (Securities and Exchange Commission)

Dale Welcome (Securities and Exchange Commission)

Anne McConnell (Securities and Exchange Commission)

William J. Brady, Jr. (Mascoma Corporation)

William J. Schnoor, Jr. (Goodwin Procter LLP)

Jocelyn M. Arel (Goodwin Procter LLP)

Michael J. Minahan (Goodwin Procter LLP)

Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)

Richard D. Truesdell, Jr. (Davis Polk & Wardwell LLP)